SRMT Holdings Limited Announces Completion of Takeover Bid of

Asia Pacific Resources Ltd.

TORONTO, June 2, 2006 - SRMT Holdings Limited (“SRMT”), a wholly-owned indirect subsidiary of Italian-Thai Development Public Company Limited (“ITD”), today announced the completion of the takeover bid for Asia Pacific Resources Ltd. (“Asia Pacific”).  Pursuant to the offer made by SRMT for a maximum of 612,000,000 common shares and all of the outstanding warrants of Asia Pacific (the “Offers”), SRMT has taken up an aggregate of 546,767,485 common shares and 101,979,730 warrants of Asia Pacific which were validly deposited under the Offers, for $0.1425 per common share and $0.0175 per warrant in cash.  This represents 86% of the outstanding common shares of Asia Pacific and 98% of the outstanding warrants of Asia Pacific based upon the number of common shares and warrants issued and outstanding as at May 25, 2006.  Securityholders who tendered their common shares and/or warrants should receive the payments to which they are entitled next week.

SRMT intends to cause Asia Pacific to effect a subsequent acquisition transaction whereby each issued and outstanding common share of Asia Pacific will be redeemed for $0.1425 in cash. A special meeting of shareholders will be called to approve the subsequent acquisition transaction.  The common shares acquired by SRMT under the takeover bid will be voted in favour of the subsequent acquisition transaction, thereby ensuring that it will be approved.

"We are very pleased to conclude this transaction with SRMT and Italian-Thai today," said John Bovard, President and Chief Executive Officer.  "We especially wish to acknowledge the contribution of all of our employees, management and Board of Directors over the years in the development of Asia Pacific and during this very extensive sale process."

Cautionary Statement Regarding Forward-looking Statements

This document may contain forward-looking statements, relating to the company's operations or to the environment in which it operates, which are based on Asia Pacific's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Asia Pacific's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings.

Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Asia Pacific disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Forbes West, The Sherbourne Group

(416) 203-2200

forbes@sherbournegroup.ca